Ecopetrol contracts a USD 1 billion loan with International Banks as part of its 2023 refinancing strategy

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC, the “Company”) informs that, as part of its debt management strategy and refinancing of 2023 maturities, it entered into a USD 1.0 billion credit agreement with The Bank of Nova Scotia (with a participation of USD 700 million) and Sumitomo Mitsui Banking Corporation (with a participation of USD 300 million).

The loan has a term of five (5) years commencing on the signing date, subject to the following conditions: (i) principal amortizable in four equal semiannual installments during the last two years of the term of the agreement and (ii) a variable interest rate of SOFR + 210 basis points payable semiannually; among others.

The contract was authorized by the Ministry of Finance and Public Credit (“MHCP” for its Spanish acronym) through resolution 3373 of December 19, 2022, within the framework of a request submitted by the Company to execute an external public debt management operation:

i.	For the substitution of the current nominal amount of USD 665 million under the non-revolving committed line entered on September 20, 2018 with Mizuho Bank Ltd., The Bank of Nova Scotia and Banco Sabadell, which was authorized by the MHCP pursuant to Resolution No. 2733 of September 04, 2018; and,

ii.	To make payments on the principal maturities of the Cartagena Refinery loans assumed by the Company, authorized by the MHCP pursuant to Resolution No. 4112 of December 7, 2017.

To obtain the loan, the Company complied with all the required internal and external procedures and approvals.

The Company believes the conditions obtained illustrate confidence of the international financial sector in the Company and its proactive management of the 2023 debt maturities.

Bogota D.C., December 20, 2022

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (a)

Maria Catalina Escobar Hoyos

Email: investors@ecopetrol.com.co

Head of Corporate Communications (a)

Juan Guillermo Londoño

Correo electrónico: juan.londono@ecopetrol.com.co